FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2024

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated May 30, 2024

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Reference is made to our notice of inside information of 19 February 2024 (official registry number 2114) (the “Buy-back Commencement Communication”), relating to the buyback programme of own shares (the “Buy-back Programme”) approved by the Board of Directors of Banco Santander.

Pursuant to article 5 of Regulation (EU) no. 596/2014 on Market Abuse of 16 April 2014, and articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, the Bank informs of the transactions carried out over its own shares between 23 and 29 May 2024 (both inclusive).

The cash amount of the shares purchased to 29 May 2024 as a result of the execution of the Buy-back Programme amounts to 1,159,296,774 Euros, which represents approximately 79.5% of the maximum investment amount of the Buy-back Programme. The programme was announced together with its other characteristics through the Buy-back Commencement Communication.

Date	Security	Transaction	Trading venue	Number of shares	Weighted average price (€)
23/05/2024	SAN	Purchase	XMAD	2,695,789	4.7938
23/05/2024	SAN	Purchase	CEUX	628,537	4.7974
23/05/2024	SAN	Purchase	TQEX	88,536	4.7955
23/05/2024	SAN	Purchase	AQEU	187,138	4.7980
24/05/2024	SAN	Purchase	XMAD	2,094,606	4.7278
24/05/2024	SAN	Purchase	CEUX	628,801	4.7235
24/05/2024	SAN	Purchase	TQEX	93,801	4.7259
24/05/2024	SAN	Purchase	AQEU	182,792	4.7228
27/05/2024	SAN	Purchase	XMAD	1,837,223	4.7524
27/05/2024	SAN	Purchase	CEUX	456,534	4.7505
27/05/2024	SAN	Purchase	TQEX	89,109	4.7499
27/05/2024	SAN	Purchase	AQEU	117,134	4.7511
28/05/2024	SAN	Purchase	XMAD	2,699,425	4.7547
28/05/2024	SAN	Purchase	CEUX	598,321	4.7571
28/05/2024	SAN	Purchase	TQEX	96,588	4.7559
28/05/2024	SAN	Purchase	AQEU	205,666	4.7557
29/05/2024	SAN	Purchase	XMAD	3,297,967	4.7098
29/05/2024	SAN	Purchase	CEUX	709,683	4.7093
29/05/2024	SAN	Purchase	TQEX	177,458	4.7046
29/05/2024	SAN	Purchase	AQEU	314,892	4.7052
			TOTAL	17,200,000

Issuer name: Banco Santander, S.A. - LEI 5493006QMFDDMYWIAM13

Reference of the financial instrument: ordinary shares - Code ISIN ES0113900J37

Detailed information of the transactions carried out within the referred period is attached as Annex I.

Boadilla del Monte (Madrid), 30 May 2024

ANNEX I

Detailed information on each of the transactions carried out within the context of the Buy-back Programme between 23/05/2024 and 29/05/2024 (both inclusive)

(https://www.santander.com/content/dam/santander-com/es/documentos/cumplimiento/do-anexo-i-23-may-a-29-may.pdf)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	May 30, 2024	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance